April 14, 2005

Mail Stop 0510


By U.S. Mail and facsimile to (216) 910-3650

Christopher R. Clegg, Esq.
Senior Vice President, General Counsel, & Secretary
Aleris International, Inc.
25825 Science Park Drive, Suite 400
Beachwood, Ohio 44122


      Re: 	Aleris International, Inc.
      	Form S-4/A filed March 31, 2005
		File No. 333-122564

Dear Mr. Clegg:

      We have reviewed your filing and have the following comments.
Feel free to call us at the telephone numbers listed at the end of this letter.

Available Information, page 2

1. We note that your Annual Report on Form 10-K filed March 16,
2005,
incorporates the information required by Part III of Form 10-K by reference to your definitive proxy statement, which has not yet been filed with the Commission.  Note that if you wish for this Form S-
4
to be declared effective prior to the timely filing of your proxy materials, you must amend your Form 10-K to include the information required by Part III of that form, and also amend this filing to incorporate by reference the amended Form 10-K.

Legality Opinion

2. We note Fulbright & Jaworski LLP`s assumptions regarding the Guarantors that are incorporated in jurisdictions other than Delaware, New York, or Texas. Please submit a revised legality opinion that does not contain these assumptions, as your counsel must opine that all guarantees of the Exchange Notes are binding obligations regardless of the existence of any of the circumstances presented as assumptions in the current opinion. Alternatively, we will not object if counsel obtains local corporate law opinions necessary to support its opinion, replaces the assumptions in clauses
(i), (ii), and (iii) on page 2 with a statement that it is relying on those opinions, and files the local opinions as exhibits to the registration statement.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date

      Please contact Matt Franker, Staff Attorney, at (202) 824-
5495
or me at (202) 942-1950 with questions.



      			Sincerely,



      			Pamela A. Long
      					Assistant Director


cc:	Amber Ervin, Esq. (via facsimile 713/651-5246)
      Fulbright & Jaworski L.L.P.
	1301 McKinney, Suite 5100
	Houston, Texas 77010
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Christopher R. Clegg
Aleris International, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE